VALUED ADVISERS TRUST

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

September 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re:    Valued Advisers Trust (the “Trust”) - Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A
(SEC File Nos. 333-151672 and 811-22208)

Ladies and Gentlemen:

On August 1, 2013, the Trust filed Post-Effective Amendment No. 124 (the “Amendment”) to its registration statement on Form N-1A for the purpose of adding a new share class to the Longview Tactical Allocation Fund (the “Fund”), a series of the Trust. Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Amendment. The Board of Trustees of the Trust has determined to liquidate the Fund, and the Fund will cease operations on or around October 30, 2013. The Amendment has not yet been declared effective.

The Trust further requests that:

1. the Commission finds that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Please note that no securities were sold in the offering pursuant to the prospectus and statement of additional information contained in the Amendment.

If you have any questions regarding this application for withdrawal, please contact John H. Lively, counsel for the Trust, at
(913) 660-0778.

Very truly yours,

                     VALUED ADVISERS TRUST

By:	/s/ R. Jeffrey Young
R. Jeffrey Young
Principal Executive Officer and President